FORM 3
OMB Approval
OMB Number 3235-0104
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. See Instructions
_X_  Form 3 Holdings Reported
___  Form 4 Transaction

1. Name and Address of Reporting Person:                    Rizzuti, Joseph
                                                            3135 S.W. Mapp Road
                                                            Palm City, FL 34990
2. Date of Event Requiring Statement:                       12/31/1999
3. IRS or SSN of Reporting Person:
4. Issuer Name and Ticker or Trading Symbol:                Clements Golden Phoenix Enterprises, Inc.
5. Relation of Reporting Person to Issuer                   X Director
                                                            X 10% owner
                                                            X Officer (Title): Vice Pres., COO, Treasurer
                                                            _ Other (Specify)
6. If Amendment, Date of Original:
7.    X Filed by One Reporting Person.
      _ Filed by more than One Reporting Person.


TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                   Common Stock
2. Amount of Securities
    Beneficially Owned:                 4,800,000 (1)
3. Ownership Form;
    Direct (D) or Indirect (I):         D
4. Nature of Indirect Beneficial        N/A
    Ownership:

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

(1) Mr. Rizzuti acquired 700,000 shares on 12/31/99 and 500,000 shares on 8/21/00. These shares split two (2) for one (1) on 8/28/00 and again on 10/9/00, resulting in the current amount of 4,800,000 shares.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Derivative Security:                                             N/A
2. Date Exercisable and Expiration Date:
3. Title and Amount of Underlying Securities:
4. Conversion or Exercise Price of Derivative
   Securities:
5. Ownership of Derivative Securities;   Direct (D) or Indirect (I):
6. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:








/s/ Joseph Rizzuti                         Date: 12/11/2000
--------------------------------
Joseph Rizzuti

**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).